CUSIP No. 834453 10 2

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
(Amendment No. 3)[1]

Somaxon Pharmaceuticals, Inc.
(Name of Issuer)
Common Stock, $.0001 par value
(Title of Class of Securities)
834453 10 2
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

_______________________

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Domain Partners VI, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	294,714 shares of Common Stock (issuable upon exercise of warrants)
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	294,714 shares of Common Stock (issuable upon exercise of warrants)
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	294,714 shares of Common Stock (issuable upon exercise of warrants)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	1.2%
12)	Type of Reporting Person	PN

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1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	DP VI Associates, L.P.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	3,158 shares of Common Stock (issuable upon exercise of warrants)
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	3,158 shares of Common Stock (issuable upon exercise of warrants)
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,158 shares of Common Stock (issuable upon exercise of warrants)
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	Less than 0.1%
12)	Type of Reporting Person	PN

CUSIP No. 834453 10 2

1)	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only)	Domain Associates, L.L.C.
2)	Check the Appropriate Box if a Member of a Group	(a) ☒ (b) ☐
3)	SEC Use Only
4)	Citizenship or Place of Organization	Delaware
Number of Shares Beneficially Owned by Each Reporting Person With		5)	Sole Voting Power	-0-
		6)	Shared Voting Power	-0-
		7)	Sole Dispositive Power	-0-
		8)	Shared Dispositive Power	-0-
9)	Aggregate Amount Beneficially Owned by Each Reporting Person	-0-
10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11)	Percent of Class Represented by Amount in Row (9)	-0-
12)	Type of Reporting Person	OO

CUSIP No. 834453 10 2

Amendment No. 3 to Schedule 13G (Final Amendment)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission on January 18, 2006, Amendment No. 1 thereto filed on February 12, 2007 and Amendment No. 2 thereto filed on February 7, 2008 (as so amended, the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 4	–	Ownership.

(a)	Amount Beneficially Owned:

Domain VI: 294,714 shares of Common Stock (issuable upon exercise of warrants)

DP VI A: 3,158 shares of Common Stock (issuable upon exercise of warrants)

DA: -0-

(b)	Percent of Class:

Domain VI: 1.2%

DP VI A: less than 0.1%

DA: -0-

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Domain VI: 294,714 shares of Common Stock (issuable upon exercise of warrants)

DP VI A: 3,158 shares of Common Stock (issuable upon exercise of warrants)

DA: -0-

(ii)	shared power to vote or to direct the vote: -0-

(iii)	sole power to dispose or to direct the disposition of:

Domain VI: 294,714 shares of Common Stock (issuable upon exercise of warrants)

DP VI A: 3,158 shares of Common Stock (issuable upon exercise of warrants)

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DA: -0-

(iv)	shared power to dispose or to direct the disposition of: -0-

Item 5 -	Ownership Of Five Percent Or Less Of A Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the Common Stock, check the following: ☒

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Signature:

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DOMAIN PARTNERS VI, L.P.
By:	One Palmer Square Associates VI, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DP VI ASSOCIATES, L.P.
By:	One Palmer Square Associates VI, L.L.C., General Partner
By:	/s/ Kathleen K. Schoemaker
Managing Member
DOMAIN ASSOCIATES, L.L.C.

By:	/s/ Kathleen K. Schoemaker
Managing Member

Date: January 19, 2010